Boxed, Inc.
61 Broadway, Floor 30
New York, New York 10006
February 3, 2023
VIA EDGAR AND E-MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:     Kate Beukenkamp

Re:    Boxed, Inc. Registration Statement on Form S-3 (Registration No. 333-269486)
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-269486) (the “Registration Statement”) of Boxed, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on February 7, 2023, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008.
Thank you for your assistance in this matter.
Very truly yours,
Boxed, Inc.
By: /s/ Jung Choi
Jung Choi
General Counsel

CC:     Kevin Dell, Boxed, Inc.
     Drew Capurro, Latham & Watkins LLP

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